SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2007

Commission File Number: 001-10533	Commission File Number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St James’s Square London, SW1Y 4LD, United Kingdom (Address of principal executive offices)	120 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4

EXHIBITS

99.1	13 September 2007	Securities index:
Rio Tinto to join FTSE4Good Index

99.2	14 September 2007	Cash offer for Alcan:
Rio Tinto Offer for Alcan: Rio Tinto plc Extraordinary General Meeting

99.3	17 September 2007	Cash offer for Alcan:
Offer for Alcan extended to October 23, 2007

99.4	28 September 2007	Cash offer for Alcan:
Rio Tinto shareholders approve the acquisition of Alcan

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc (Registrant)		Rio Tinto Limited (Registrant)

By /s/	Ben Mathews	By /s/	Ben Mathews

Name	Ben Mathews	Name	Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	5 October 2007	Date	5 October 2007